United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑            Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐            No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐            No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐            No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

TABLE OF CONTENTS
Press Release
Signature Page

Press Release
Vale signs long-term financing agreement with EDC
Rio de Janeiro, October 4, 2010 — Vale S.A. (Vale) announces that it has entered into agreements with Export Development Canada (EDC), Canada’s export credit agency, for the financing of its capital expenditure program related to Canadian export projects and future Canadian procurement opportunities in Vale operations.
Pursuant to the agreements, EDC will provide credit lines up to US$ 1 billion. US$ 500 million will be available for operations in Canada: (a) up to US$ 250 million will be allocated to the funding of the development of Long Harbor nickel refinery plant in the province of Newfoundland and Labrador; and (b) US$ 250 million will be dedicated to the financing of several projects planned for development in the province of Ontario.
The remaining US$ 500 million will be available to develop future Canadian procurement by Vale for its operations outside Canada.
This long-term loan was structured as an unsecured. The transaction was underwritten at market rates.
This agreement is part of a broader financing package for our investment program involving official credit institutions from several countries. It supports our growth initiatives to the extent that it involves proper conditions for the financing of our mining and logistics projects, such as competitive costs and long maturities, thus contributing to enhance their potential to generate substantial shareholder value.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: October 4, 2010		Roberto Castello Branco
Director of Investor Relations